June 20, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Stacie Gorman/ Ms. Brigitte Lippmann

Re:	La Rosa Holdings Corp.
Amendment No. 9 to Registration Statement on Form S-1 Filed June 8, 2023
File No. 333-264372

Dear Ms. Gorman and Ms. Lippmann:

On behalf of La Rosa Holdings Corp. (the “Company”), we have set forth below the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of June 16, 2023 with respect to the Company’s Amendment No. 9 to Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 10 to the Form S-1 (the “Form S-1/A”)submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 9 to Registration Statement on Form S-1

Cover Page

1. We note your response to comment 1. Please disclose the associated cost of each material category of your offering expenses on the cover page. Reconcile this amount with the information you provide in Item 13 of Part II.

The Company has revised the cover page of Form S-1/A to indicate that the total offering expenses of $1,809,000 consist of $50,000 of non-accountable expenses due to the Representative, $190,000 of accountable expenses due to the Representative, and other offering expenses of $1,569,000 listed in Item 13 of the prospectus.

We trust that the above is responsive to your comment.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP
rcarmel@cmflllp.com